
02005488


RECEIVED
FEB 0 6 2002
352

SECUR MMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34261

U.S. POST OFFICE, DELAYED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Excel Securities & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Winton Road South, BLDG 4, Suite 301
(No. and Street)

Rochester (City) NEW YORK (State) 14618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lanzisera, President (585) 424-1234
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Riedl, Ernst, J.
(Name — *if individual, state last, first, middle name*)

331 East Avenue (Address) MACEDON (City) NEW YORK (State) 14502 (Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernst J. Riedl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEL Securities + Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

None

Ernst J Riedl
Signature

CPA
Title

Barbara K. Forshay
Notary Public

BARBARA K. FORSHAY
Notary Public in the County of Wayne
New York State No. 4789145
Commission Expires 02/28/02

This report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT

Excel Securities & Associates, Inc.
2000 Winton Rd South
Building 4 Suite 301
Rochester, New York 14618

I have audited the accompanying statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2001 and 2000 and the related statements of income, cash flows and changes in equity capital for the years then ended. These financial statements are the responsibility of the firm's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



February 1, 2002

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

EXCEL SECURITIES & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

TABLE OF CONTENTS

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current Assets:		
Cash	$ 43,237	$ 51,518
Receivables from Brokers and Dealers:		
Clearance Account	30,374	34,290
Others	19,808	15,825
Total Current Assets	93,419	101,633
Securities Owned (At Market Value):		
Exempted Marketable Securities	39,051	78,737
Exempted Not Marketable Securities	19,400	19,400
Total Securities Owned	58,451	98,137
Property, Furniture and Equipment:		
Furniture and Office Equipment	109,183	106,641
Less, Accumulated Depreciation	86,754	75,506
Net	22,429	31,135
Other Assets:		
Rent Deposit	1,673	1,265
Prepaid Expenses	6,953	2,277
Organization Expenses (Net)	55	115
Deferred Tax Assets	9,798	4,676
Total Other Assets	18,479	8,333
Total	$ 192,778	$ 239,238
LIABILITIES AND EQUITY CAPITAL		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 38,445	$ 60,030
Total Current Liabilities	38,445	60,030
Equity Capital	154,333	179,208
Total	$ 192,778	$ 239,238

The accompanying notes to the financial statements are an integral part of these statements.

EXHIBIT B

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue:		
Commissions on Transactions in Exchange Listed Equity Securities Executed On An Exchange	$ 124,018	$ 126,669
Commissions on Listed Option Transactions	46,974	66,428
All Other Securities Commissions	81,950	173,100
Total Securities Commissions	252,942	366,197
Revenue From Sale of Investment Company Shares	477,792	450,892
Other Revenue	2,817	4,241
Total	$ 733,551	$ 821,330
Expenses:		
Officer's Salary	101,000	116,000
Other Employee Compensation and Benefits	356,128	351,760
Regulatory Fees and Expenses	4,529	3,464
Other Expenses	331,594	352,976
Total	$ 793,251	$ 824,200
Net Income (Loss) Before Income Taxes	(59,700)	(2,870)
Income Taxes (Net)	(4,825)	8,655
Net Income or (Loss)	$ (54,875)	$ (11,525)

The accompanying notes to the financial statements are an integral part of these statements.

EXHIBIT C

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities:		
Net (Loss)	$ (54,875)	$ (11,525)
Non-Cash Expenses:		
Depreciation and Amortization	11,308	12,381
Increase or (Decrease) in Cash Resulting from Changes in the following Operational Current Assets and Liabilities:		
Accounts Receivable	(67)	22,642
Deposits and Prepayments	(10,206)	5,294
Accounts Payable and Accrued Expenses	(21,585)	(27,693)
Total	(75,425)	1,099
Cash Flows From Investing Activities:		
Sales or (Purchases) of Securities	39,686	(2,045)
Purchase of Equipment	(2,542)	(8,988)
Additional Paid in Capital	30,000	10,100
Total	67,144	(933)
Increase (Decrease) in Cash	(8,281)	166
Cash Balance - Beginning of Year	51,518	51,352
Cash Balance - End of Year	$ 43,237	$ 51,518

The accompanying notes to the financial statements are an integral part of these statements.

EXHIBIT D

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN EQUITY CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Beginning Balance	$ 179,208	$ 180,633
Additions:		
Net (Loss) for Period	(54,875)	(11,525)
Additional Paid in Capital	30,000	10,100
Total	154,333	179,208
Deductions:		
None	0	0
Ending Balance - Equity Capital	$ 154,333	$ 179,208

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.

Notes to the Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is derived from commissions received from security transactions made on behalf of customers with one security firm and various mutual funds. Excel Securities & Associates, Inc. does not carry customer's accounts nor holds securities for customers.

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed by accelerated rates allowed for income tax purposes except that the firm does not use the first year write offs (Section 179) for financial reporting.

The firm's Investments in marketable securities are carried at market values. For income tax purposes gains and losses from the sale of these securities are calculated using the cost basis.

Deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

2. CASH

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $25,000.

3. SECURITIES OWNED

Securities owned by the firm are carried at market values for financial reporting and gains and losses are reported on a mark-to-market basis. The marketable securities had an aggregate market value of $39,051 at December 31, 2001 and a value of $78,737 at December 31, 2000. An investment in the NASDAQ Stock Market, Inc. amounting to $19,400 was classified as not marketable for the years ending December 31, 2001 and 2000.

4. REVENUE

The firm does not keep separate accounts for the classification of the commissions earned from security transactions, except for commissions earned from the sale of investment company shares. The classification used on Exhibit "C" is an approximation ascertained from an analysis made by management.

5. LEASE OBLIGATIONS

The firm leases its office space under a non-cancelable lease expiring in April 2002. As of December 31, 2001 future minimum lease payments total $ 10,140. The firm has an option to renew its office lease on an annual basis through April 2004 at the same monthly payment of $ 2,535. The firm leases an electronic document filing system from Xerographic Solutions. Lease payments are $ 433 per month for a period of 60 months, which started April 2001.

6. INCOME TAXES

The firm's net deferred tax assets amounted to $9,798 at December 31, 2001. This net amount consisted of deferred tax assets of $13,683 reduced by a deferred tax liability of $3,885.

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT
ADDITIONAL INFORMATION

Excel Securities & Associates, Inc.
Building 4 Suite 301
2000 Winton Road South
Rochester, New York 14618

My report on the examination of the basic financial statements of Excel Securities & Associates, Inc. for the years ended December 31, 2001 and 2000 appears on page 3. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Exhibits "E" through "H" has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 1, 2002

EXHIBIT E

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Balance, Beginning of Period	$ 0	$ 0
Increases	0	0
Decreases	0	0
Balance, End of Period	$ 0	$ 0

EXCEL SECURITIES & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
Total Ownership Equity	$ 154,333	$ 179,208
Deduct, Ownership Equity Not Allowable for Net Capital	0	0
Total Ownership Equity Qualified For Net Capital	154,333	179,208
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0
Total Capital and Allowable Subordinated Liabilities	154,333	179,208
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	40,908	39,468
Securities and Investments not readily marketable	19,400	19,400
Total Non-Allowable Assets	60,308	58,868
Net Capital Before Haircuts on Security Positions	94,025	120,340
Haircuts on Proprietary Security Positions	5,858	11,811
Net Capital	$ 88,167	$ 108,529

EXHIBIT G

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2001 UNAUDITED FORM X-17A-5 WITH AUDITED FINANCIAL STATEMENT

	Unaudited Per Form X 17A 5	Per Audit Report	Difference	Explanation
Total Ownership Equity	$ 144,882	$ 154,333	$ 9,451	Net Change of Capital
Deduct, Ownership Equity Not Allowable for Net Capital	0	0	0	
Total Ownership Equity Qualified for Net Capital	144,882	154,333	9,451	
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0	0	
Total Capital and Subordinated Liabilities	144,882	154,333	9,451	
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	32,291	40,908	8,617	Change in Depreciation and Prepaid Expenses
Securities and Investments not Readily Marketable	19,400	19,400	0	
Total Non-Allowable Assets	51,691	60,308	8,617	
Net Capital Before Haircuts and Security Positions	93,191	94,025	834	
Haircuts on Proprietary Security Positions	5,858	5,858	0	
Net Capital	$ 87,333	$ 88,167	$ 834	

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF UNAUDITED STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2001 WITH AUDITED FINANCIAL STATEMENTS

	Per Form X 17A 5	Per Audit Report	Difference	Explanation
ASSETS				
Cash	$ 43,237	$ 43,237	$ 0	
Receivables from Brokers	50,182	50,182	0	
Other Securities	58,451	58,451	0	
Property, Furniture and Fixtures (Net)	31,095	22,429	(8,666)	Depreciation
Organization Expenses (Net)	0	55	55	Amortization
Rent Deposits	1,196	1,673	477	Increase
Prepaid Expenses	0	6,953	6,953	Increase
Deferred Tax Assets	0	9,798	9,798	Increase
Total	$ 184,161	$ 192,778	$ (8,134)	

LIABILITIES AND OWNERSHIP EQUITY				
Accounts Payable & Accrued Expenses	$ 39,279	$ 38,445	$ (834)	Decrease
Corporation Equity	144,882	154,333	9,451	Net Effect
Total	$ 184,161	$ 192,778	$ 8,617	

EXHIBIT J

ERNST J. RIEDL CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
Building 4 Suite 301
2000 Winton Road South
Rochester, New York 14618

My examination of the financial statements of Excel Securities & Associates, Inc. for the year ended December 31, 2001 did not disclose any material inadequacies that may exist or may have existed since the date of the previous audit of Excel Securities for the year ended December 31, 2000.



February 1, 2002

OATH OF AFFIRMATION

I, JOSEPH LANZISERA, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature 

Title: President

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
Building 4 Suite 301
2000 Winton Road South
Rochester, New York 14618

My report dated February 1, 2002 on the audited statement of financial condition of Excel Securities as of December 31, 2001 expressed an unqualified opinion on that statement. A reconciliation of the statement with the statement of financial condition submitted by Excel Securities & Associates, Inc. in its unaudited Focus Report, Form X-17a-5, did not disclose any material differences.

Likewise, my audited statement of the net capital of Excel Securities & Associates, Inc. as of December 31, 2001, did not materially differ from the unaudited statement of net capital reported by Excel Securities & Associates, Inc. on its Focus Report, Form X-17A-5.



February 1, 2002